SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

March 14, 2005

SCITEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangular Tower
Tel Aviv, 67023
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated herein by reference are the Registrant’s audited consolidated financial statements as at December 31, 2004 (including report of independent registered public accounting firm).

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCITEX CORPORATION LTD. BY: /S/ Yahel Shachar —————————————— Yahel Shachar Chief Financial Officer

March 14, 2005

SCITEX CORPORATION LTD.

2004 CONSOLIDATED FINANCIAL STATEMENTS

SCITEX CORPORATION LTD.

2004 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
SCITEX CORPORATION LTD.

We have audited the consolidated balance sheets of Scitex Corporation Ltd. (the “Company”) and its subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, which statements reflect total assets of $18,550,000 at December 31, 2004, and total revenues of $31,277,000 for the year then ended. We did not audit the financial statements of certain associated companies, the Company’s investment in which, as reflected in the balance sheets as of December 31, 2004 and 2003 is $124,000 and $3,328,000, respectively, and the Company’s share in losses of which is $1,418,000, $5,637,000 and $4,106,000 in 2004, 2003 and 2002, respectively. Those financial statements were audited by other independent registered public accounting firms whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for these companies, is based solely on the reports of the other independent registered public accounting firms.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America) and with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other independent registered public accounting firms provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other independent registered public accounting firms, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003 and the consolidated results of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Tel-Aviv, Israel	BY: /S/ Kesselman & Kesselman —————————————— Certified Public Accountants (Isr.)

SCITEX CORPORATION LTD.

CONSOLIDATED BALANCE SHEETS

	December 31
	2004	2003
	U.S. dollars in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	85,892	56,761
Short-term investments	56,693	8,235
Restricted deposit	18,000	18,262
Trade receivables	33,585	31,279
Other receivables	7,369	6,990
Deferred income taxes	758	112
Inventories	36,726	22,575
Current assets of discontinued operation		161,602

T o t a l current assets	239,023	305,816

INVESTMENTS AND OTHER NON-CURRENT
ASSETS:
Associated companies	124	3,328
Restricted deposit	5,000
Other investments and prepaid expenses	1,738	1,301
Funds in respect of employee rights upon retirement	3,125	2,040

	9,987	6,669

PROPERTY, PLANT AND EQUIPMENT, net of
accumulated depreciation and amortization (note 6)	9,147	9,204
GOODWILL (note 7)	6,714	5,217
OTHER INTANGIBLE ASSETS, net of accumulated amortization (note 8)	9,282	18,282
NON-CURRENT ASSETS OF DISCONTINUED OPERATION		48,897

	274,153	394,085

BY: /S/ Ami Erel —————————————— Chairman of the Board of Directors

BY: /S/ Raanan Cohen —————————————— Interim President & Chief Executive Officer

	December 31
	2004	2003
	U.S. dollars in thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Short-term bank credit	30,755	49,251
Current maturities of long-term loans	3,557	2,602
Trade payables	21,877	14,505
Income taxes payable	16,437	29,517
Accrued and other liabilities	23,763	17,949
Current liabilities related to discontinued operation	2,193	31,935

T o t a l current liabilities	98,582	145,759

LONG-TERM LIABILITIES:
Loans, net of current maturities:
Banks	8,802	6,623
Other	2,540	3,623
Liability for employee rights upon retirement (note 9)	4,178	3,022
Long-term liabilities related to discontinued operation		5,431

T o t a l long-term liabilities	15,520	18,699

LONG-TERM LOANS FROM RELATED PARTIES
CONVERTIBLE INTO SHARES OF A SUBSIDIARY	1,551	756
COMMITMENTS AND CONTINGENT LIABILITIES (note 10)

T o t a l liabilities	115,653	165,214

MINORITY INTEREST	4,226	4,173

SHAREHOLDERS' EQUITY (note 11):
Share capital - ordinary shares of NIS 0.12 par value
(authorized: December 31, 2004 and 2003 -
48,000,000 shares; issued and outstanding:
December 31, 2004 and 2003 - 43,467,388 shares)	6,205	6,205
Capital surplus	278,812	368,104
Accumulated other comprehensive loss	(327)	(552)
Deferred stock compensation	(517)
Accumulated deficit	(97,599)	(144,852)
Treasury shares, at cost (December 31, 2004 and 2003 -
5,401,025 shares and 448,975 shares respectively)	(32,300)	(4,207)

T o t a l shareholders' equity	154,274	224,698

	274,153	394,085

The accompanying notes are an integral part of the financial statements.

SCITEX CORPORATION LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
	2004	2003	2002
	U.S. dollars in thousands (except per share data)

REVENUES:
Products	78,418	60,653	52,847
Supplies	42,186	36,589	27,716
Services	7,581	5,638	5,098

T o t a l revenues	128,185	102,880	85,661
COST OF REVENUES:
Cost of products	44,132	36,062	28,336
Cost of supplies	14,759	14,326	10,492
Cost of services	12,176	12,824	12,009

T o t a l cost of revenues	71,067	63,212	50,837

GROSS PROFIT	57,118	39,668	34,824
RESEARCH AND DEVELOPMENT COSTS, net	12,449	11,070	7,060
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	36,604	30,469	28,477
AMORTIZATION OF INTANGIBLE ASSETS	6,137	5,871	2,944
IMPAIRMENT OF OTHER INTANGIBLE ASSETS	5,235	2,967
RESTRUCTURING CHARGES		1,590

OPERATING LOSS	(3,307)	(12,299)	(3,657)
FINANCIAL EXPENSES, net	(276)	(2,651)	(3,139)
OTHER INCOME (LOSS), net	470	787	(26,270)

LOSS BEFORE TAXES ON INCOME	(3,113)	(14,163)	(33,066)
TAXES ON INCOME (note 12)	67	(2,402)	648
SHARE IN LOSSES OF ASSOCIATED COMPANIES	(1,418)	(5,637)	(4,106)
MINORITY INTERESTS IN A SUBSIDIARY	71	3,546

NET LOSS FROM CONTINUING OPERATIONS	(4,393)	(18,656)	(36,524)
NET INCOME FROM DISCONTINUED OPERATION	51,646	20,043	4,494

NET INCOME (LOSS)	47,253	1,387	(32,030)

EARNING (LOSS) PER SHARE ("EPS") - BASIC AND DILUTED:
Continuing operations	(0.11)	(0.43)	(0.84)
Discontinued operation	1.28	0.46	0.10

	1.17	0.03	(0.74)

WEIGHTED AVERAGE NUMBER OF SHARES
USED IN COMPUTATION OF EPS (in thousands):
Basic	40,336	43,018	43,018

Diluted	40,336	43,018	43,018

The accompanying notes are an integral part of the financial statements.

SCITEX CORPORATION LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Capital surplus	Accumulated other comprehensive Income (loss)	Accumulated deficit	Deferred Stock Compensation	Treasury shares	Total shareholders' equity
	U.S. d o l l a r s i n t h o u s a n d s

BALANCE AT JANUARY 1, 2002	6,205	364,619	7,754	(114,209)	-,-	(4,207)	260,162
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2002:
Net loss				(32,030)			(32,030)
Other comprehensive income (loss), net, in respect of:
Currency translation adjustments			189				189
Available-for-sale securities			(7,342)				(7,342)
Derivative instruments designated for cash flow hedge			200				200

Total comprehensive loss							(38,983)

BALANCE AT DECEMBER 31, 2002	6,205	364,619	801	(146,239)	-,-	(4,207)	221,179
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2003:
Net Income				1,387			1,387
Other comprehensive loss, in respect of currency translation adjustments			(1,353)				(1,353)

Total comprehensive income							34

Share in beneficial conversion feature relating to convertible
preferred shares issued by Scitex Vision (see note 3b)		3,485					3,485

BALANCE AT DECEMBER 31, 2003	6,205	368,104	(552)	(144,852)	-,-	(4,207)	224,698
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2004:
Net income				47,253			47,253
Other comprehensive income, in respect of:
Available-for-sale securities			(327)				(327)
Realization of currency translation adjustments			552				552

Total comprehensive income							47,478

Cash distribution		(89,837)					(89,837)
Deferred stock compensation related to options granted to employees		545			(545)
Amortization of deferred stock compensation from options granted to employees					28		28
Treasury shares						(28,093)	(28,093)

BALANCE AT DECEMBER 31, 2004	6,205	278,812	(327)	(97,599)	(517)	(32,300)	154,274

The accompanying notes are an integral part of the financial statements.

(Continued – 1)

SCITEX CORPORATION LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2004	2003	2002
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	47,253	1,387	(32,030)
Net income from discontinued operation	(51,646)	(20,043)	(4,494)

Net loss from continuing operations	(4,393)	(18,656)	(36,524)
Adjustments to reconcile net loss from continuing operations to net cash provided by (used in) operating activities:
Income and expenses not involving cash flows:
Minority interests in a subsidiary	(71)	(3,546)
Provision for doubtful accounts	827	1,233	1,337
Share in losses of associated companies , net	1,418	5,637	4,106
Depreciation and amortization	9,064	9,406	5,194
Impairment of goodwill and other intangible assets	5,625	2,967
Restructuring charges		291
Loss (gain) on disposal of fixed assets	7	321	(16)
Gain from sale of interest in a subsidiary		(3,774)
Share in beneficial conversion feature of convertible
preferred shares issued by a subsidiary		3,485
Amortization of deferred stock compensation	28
Settlement in respect of acquired technology	(390)
Gain from issuance of shares by an associated company	(137)
Long-term prepaid expenses	(324)
Write-off and write-down of investments in
investee companies and available-for-sale securities	137	2,493	26,122
Gain from waiver of loan	(581)
Interest on long-term loans	272	(347)	944
Revaluation of long-term loan		(408)
Deferred income taxes, net	(646)	1,754	(64)
Loss (gain) from sale of available-for-sale securities	70	(11,058)
Changes in operating asset and liability items:
Decrease (Increase) in trade and other receivables	(3,038)	(7,729)	(6,581)
Decrease (increase) in inventories	(14,977)	112	1,937
Decrease in accounts payable and accruals	(301)	4,248	(1,394)
Other items, net	(154)	(8)	(254)

Net cash used in continuing operations	(7,564)	(13,579)	(5,193)
Net cash provided by (used in) discontinued operation	(2,740)	7,415	9,564

Net cash provided by (used in) operating activities	(10,304)	(6,164)	4,371

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of assets and operations consolidated for the first time*	294	771	(2,181)
Acquisition of available for sale marketable securities	(98,198)
Proceeds from sale of marketable securities	49,034
Purchase of fixed assets	(1,913)	(3,306)	(10,324)
Proceeds from sale of fixed assets			10
Proceeds from settlement in respect of acquired Technology	1,000
Proceeds from sale of investment in discontinued operations	230,418
Proceeds from sale of other investment		53,886
Purchase of goodwill and intangible assets	(2,140)	(820)	(1,012)
Restricted deposits	(4,738)	3,427	(20,203)
Investment in associated companies and other investments	(594)	(3,061)	(3,466)

Net cash provided by (used in) investing activities	173,163	50,897	(37,176)

(Concluded – 2)

SCITEX CORPORATION LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2004	2003	2002
	U.S. dollars in thousands

Subtotal - brought forward	(162,859)	44,733	(32,805)

CASH FLOWS FROM FINANCING ACTIVITIES:
Receipt of long-term loans		612	8,000
Purchase of treasury shares	(28,093)
Cash distribution	(89,837)
Issuance of Convertible long-term loans and warrants to related parties	805	933
Repayment of long-term loans and other liabilities	(3,033)	(19,425)	(8,759)
Increase (decrease) in short-term bank credit , net	(13,570)	8,194	5,287

Net cash provided by (used in) financing activities	(133,728)	(9,686)	4,528

NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	29,131	35,047	(28,277)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	56,761	21,714	49,991

CASH AND CASH EQUIVALENTS AT END OF YEAR	85,892	56,761	21,714

* Acquisition of assets and operations consolidated
for the first time:
Assets and liabilities at the date of acquisition:
Deficiency in working capital (excluding cash
and cash equivalents)	574	4,754
Fixed assets, net	(140)	(4,447)
Goodwill arising from acquisition		(2,043)
Investment in associated company	2,266
Intangible assets arising from acquisition	(2,987)	(11,376)	(2,181)
Long-term loans and other liabilities	581	6,361
Minority interests in subsidiary at date of
acquisition		7,522

Cash received (paid)	294	771	(2,181)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:
Interest paid	1,500	4,166	1,703

Income taxes paid	13,106	2,652	732

The accompanying notes are an integral part of the financial statements.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL:

a.	Nature of operations

Scitex Corporation Ltd. (the “Company”) is an Israeli corporation, which through its subsidiaries operates in two segments:

1)	Wide Format digital printing – develop, manufacture and market industrial digital inkjet printing solutions mainly to the graphic arts, packaging and textile markets as well as related services and consumable products.

2)	Continuous inkjet industrial digital printing – develop, manufacture and market of continuous inkjet based digital printers for the industrial printing ceramic tiles and textile markets.

In addition, the Company holds minority interest in other companies that develop digital printing solution to industrial applications and Internet related imaging products. Amounts provided in these notes to the consolidated financial statements pertain to continuing operations – unless otherwise indicated.

b.	Sale of the High-Speed Digital Printing segment

On November 25, 2003, the Company entered into an agreement according to which it would sell substantially all of the assets, liabilities and operations of its indirect wholly-owned subsidiary Scitex Digital Printing Inc. (“SDP”) related to its High-Speed Digital Printing Business, including most of the distribution channels that served SDP, to Eastman Kodak Company (“Kodak”), for $ 250 million in cash (in addition $12 million were retained at SDP following the transaction). Pursuant to the agreement, a $25 million was held in escrow. $15 million out of the above escrow amount was released in February 2004 to SDP’s parent company (“SDC” – wholly owned subsidiary) account, and the remaining $10 million would be held in escrow for up to two years and will be used for indemnification liabilities under the agreement. $5 million out of the above remaining $10 million escrow, amount was released in January 2005 to SDP’s account The remaining $5M is scheduled to be released in the beginning of 2006, in accordance with the applicable terms associated thereto. These amounts are presented as restricted deposit (long and short-term, in equal shares) in the company’s balance sheet as of December 31, 2004.

The assets, net of liabilities sold are distinguishable as a component of the Company and classified as “Assets or Liabilities of discontinued operation” in accordance with Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment on Disposal of Long-Lived Assets” of the Financial Accounting Standards Board of the United States (“FASB”).

The closing of the transaction took place on January 5, 2004. As a result of the transaction, the Company recorded a net gain of approximately $60 million, approximately $52 million which are included in the statement of operations in 2004, and approximately $8 million of which were recognized in the fourth quarter of 2003 as a tax benefit related to expected utilization of carryforward tax losses including capital losses and is recorded under “income from discontinued operation”.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – GENERAL (continued):

Operating results of SDP have been reported in these financial statements as discontinued operations in accordance with SFAS 144 and the Company has reclassified its results of operations, and the related assets and liabilities for the prior period in accordance with provisions of SFAS 144.

1)	The assets and liabilities of SDP classified as discontinued operation in the Consolidated Balance Sheets, are as follows:

	December 31
	2004	2003
	U.S. dollars in thousands

A s s e t s
Current assets:
Cash and Short-term investments		16,056
Trade and other receivables		68,811
Inventories		40,506
Deferred income taxes		36,229

T o t a l current assets		161,602

Investment and other non-current assets		2,040
Property, plant and equipment, net of accumulated
depreciation and amortization		26,223
Goodwill		19,730
Other intangible assets, net of accumulated amortization		904

T o t a l non-current assets		48,897

T o t a l assets		210,499

Liabilities
Current liabilities	2,193	31,935
Long-term liabilities:
Deferred income taxes		3,883
Other		1,548

T o t a l Long-term liabilities		5,431

T o t a l liabilities	2,193	37,366

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – GENERAL (continued):

2)	Revenues and net income from the discontinued operations of SDP are as follow:

	Year ended December 31
	2003	2002
	U.S. dollars in thousands

Revenues	170,113	157,111
Cost of revenues	101,721	98,573

Gross profit	68,392	58,538
Other operation expenses	56,300	52,772

Operating income	12,092	5,766
Financial income , net	3,970	1,103
Other expenses , net	(390)	(182)

Income before taxes on income	15,672	6,687
Taxes on income	(4,371)	2,193

Net income for the year	20,043	4,494

In 2004 the company recognized a gain of $51,646,000 on the said sale of SDP, see paragraph b above.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

1)	Risk factors and concentration

The Company and its subsidiaries are subject to various risks, including but not limited to: (i) business and industry risks like product and technology development; market acceptance of new products and continuing demand for its products; the impact of competitive products and pricing; diversification of the business; intellectual property protection; environmental related liabilities, changes in domestic and foreign economic and market conditions; and timely development and release of new products by strategic suppliers; (ii) financial risks such as currency fluctuations, credit risks, obtaining future financing for affiliated companies, and decreases in the value of our financial investments; and (iii) risks related to operations in Israel like political, economic and military instability in Israel or the Middle East; and terms and conditions of tax benefits and governmental grants. See also note 13 for financial instruments and other risks.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES:

2)	Functional currency

The U.S. dollar is the functional currency for the Company and its subsidiaries. The majority of the sales of the Company are made in US dollars. Since the U.S. dollar is the primary currency in the economic environment in which the foreign subsidiaries operate, monetary accounts maintained in currencies other than the U.S. dollar (principally cash and liabilities) are remeasured using the representative foreign exchange rate at the balance sheet date. Operational accounts and non monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in current operations and have not been material to date.

The financial statements of a former subsidiary – classified as discontinued operation – whose functional currency is its local currency, were translated into US dollars in accordance with the principles set forth in Statement of Financial Accounting Standards (“FAS”) No. 52 “Foreign Currency Translation”. The resulting aggregate translation adjustments were presented in shareholders’ equity, under “accumulated other comprehensive income (loss)".

3)	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

4)	Accounting principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. Unrealized profits from intercompany sales have also been eliminated.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued):

c.	Cash equivalents

The Company and its subsidiaries consider all highly liquid investments, with an original maturity of three months or less at time of investment, that are not restricted as to withdrawal or use, to be cash equivalents.

d.	Investments in marketable securities

The company classifies its existing marketable equity and debt securities, in accordance with the provisions of FAS 115 as available-for-sale. Investments in debt securities classified as available-for-sale are reported at fair value with unrealized gains and losses, net of related tax, recorded as a separate component of comprehensive income in shareholders´ equity until realized. Interest and amortization of premiums and discounts for debt securities and gains and losses on securities sold are included in financial income. For all investment securities, unrealized losses that are other than temporary are recognized in net income. The company does not hold these securities for speculative or trading purposes.

e.	Other non-marketable investments

These investments are carried at cost, net of write-down for decrease in value, which is not of a temporary nature.

f.	Inventories

Inventories are valued at the lower of cost or market. Cost is determined as follows:

Raw-materials – on the moving average basis.

Finished products and products in process – on basis of production costs:
Raw materials – on the moving average basis. Labor and overhead component – standard manufacturing costs.

Inventory valuation provision is based on specific analysis of inventory items, their aging, obsolescence, and estimated future demand.

g.	Investments in associated companies

Associated companies are companies over which significant influence is exercised, but which are not consolidated subsidiaries, and are accounted for by the equity method, net of write-down for decrease in value, which is not of a temporary nature. The excess of cost of investment in associated companies over the Company’s share in their net assets at date of acquisition (“excess of cost of investment”) represents amounts attributed to know-how and technology. The excess of cost of investment is amortized over a period of 5 years, commencing in the year of acquisition.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued):

h.	Property, plant and equipment

Property, plant and equipment are carried at cost and are depreciated by the straight-line method over their estimated useful life. Annual rates of depreciation are as follows:

%

Machinery and equipment	Mainly 20
Building	2.5
Office furniture and equipment	Mainly 6
Computers	33

Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

i.	Goodwill

According to the provision of FAS No. 142 “Goodwill and Other Intangible Assets”, goodwill is no longer being amortized but tested for impairment at least annually.

The Company has completed its annual goodwill impairment test during the forth quarter of 2004. No impairment of goodwill resulted from the annual review performed in 2004, 2003 and 2002.

j.	Other intangible assets

Other intangible assets which consist mainly of technology are presented at cost and are amortized by the straight-line method over a period of 5-6 years.
These intangible assets are presented net of impairment in value, see also note 8.

k.	Impairment of long-lived assets

FAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FAS 144”), requires that long-lived assets including certain intangible assets, to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values. As to impairment of intangible assets, see note 8.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued):

l.	Deferred income taxes

Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period. Valuation allowances are provided for deferred tax assets when it is more likely than not that all or a portion of the deferred tax assets will not be realized. The Company may incur an additional tax liability in the event of an intercompany dividend distribution by non-Israeli subsidiaries. No additional tax liability has been provided, since the Company does not intend to distribute, in the foreseeable future, dividends which would result in an additional tax liability.

Taxes that would apply in the event of disposal of investments in non-Israeli subsidiaries have not been taken into account in computing the deferred taxes, as it is the current Company’s intention to hold these investments and not to realize them.

As stated in note 12a(1)(a), upon distribution of dividends from tax-exempt income of “approved enterprises”, the amount distributed will be subject to tax at the rate that would have been applicable had the Company not been exempted from payment thereof. The amount of the related tax is charged as an expense in the income statements. The Company intends to permanently reinvest the amounts of tax-exempt income and does not intend to cause dividend distribution from such income. Therefore, no deferred taxes have been provided in respect of such tax-exempt income.

m.	Comprehensive income (loss)

In addition to net income (loss), other comprehensive income (loss) includes unrealized gains and losses on available-for-sale securities, currency translation adjustments of non-dollar currency financial statements of a subsidiary and gains and losses on certain derivative instruments designated for cash-flow hedge and unrealized losses on marketable securities which are classified as “available-for-sale” under FAS 115.

n.	Treasury shares

Company’s shares held by the Company, are presented as a reduction of shareholders’ equity, at their cost to the Company.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued):

o.	Revenue recognition

Revenues from sales of products and supplies are recognized when an arrangement exists, delivery has occurred and title passed to the customer, the Company’s price to the customer is fixed or determinable and collectability is reasonably assured. With respect to products with installation requirements, revenue is recognized when all of the above criteria are met and installation is completed. When sales transactions include more then one deliverable (unit of accounting) sold, the Company separates the different units of accounting of sales with multiple deliverables (generally consists of machine and ink) based on the objective and reliable evidence of fair value of the different elements, which is estimated based on stand alone sale prices of the different elements and other reliable evidence that is readily obtainable in the market from competitors, distributors and others, in accordance with Emerging Issues Task Force (“EITF”) Issue 00-21, “Revenue Arrangements with Multiple Deliverables”.

Sales contracts with distributors stipulate fixed prices and current payment terms and are not subject to the distributor’s resale or any other contingencies. Accordingly when all criteria above are met, sales of finished products to distributors are recognized as revenue upon delivery and after title and risk pass to the distributors.

The Company does not grant any rights of return or cancellation to any of its clients. Service revenue is recognized ratably over the contractual period or as services are performed. Warranty costs are provided for at the same time as the revenues are recognized. The annual provision for warranty costs is calculated based on expected cost of inputs, based on historical experience.

p.	Shipping and handling fees and costs

Amounts billed to customers for shipping and handling costs are included in revenues in the statements of operations. Shipping and handling costs are classified as a component of cost of revenues.

q.	Research and development costs, net

Research and development costs are charged to income as incurred. Royalty-bearing grants received from governments for approved projects are recognized as a reduction of expenses as the related costs are incurred.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued):

r.	Advertising costs

These costs are charged to income as incurred.

s.	Allowance for doubtful accounts

The allowance for doubtful accounts is determined specifically for debts doubtful of collection.

t.	Stock based compensation

The Company and its subsidiaries account for employee stock based compensation in accordance with Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. Under APB 25 compensation cost for employee stock option plans is measured using the intrinsic value based method of accounting, and is amortized by the straight-line method against income, over the expected service period.

FAS 123 “Accounting for Stock-Based Compensation”, establishes a fair value based method accounting for employee stock options or similar equity instruments, and encouraged adoption of such method for stock compensation plans. However, it also allows companies to continue to account for those plans the accounting treatment prescribed by APB 25.

Proforma information regarding net income (loss), required under FAS 123, has been determined as if the Company and its subsidiaries had accounted for its stock options under the fair value method of FAS 123. The fair value for their stock options was estimated at the date of each option grant using the Black-Scholes option pricing model with the following assumptions: in 2004 for the Company: risk-free interest rate of 3.1%; dividend yields of zero; expected life of the options of approximately 3 years; and expected volatility of 52%. For a subsidiary for 2004 and 2003: risk-free interest rate of 3.23% to 2.3% and 2.2% respectively; dividend yields of zero in 2004 and 2003; expected life of the options of approximately 3 years in 2004 and 2003; and expected volatility of 50% to 57% and 48%, respectively.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued):

The following table illustrates the effect on net income (loss) and earning (loss) per share assuming the Company and its subsidiaries had applied the fair value recognition provisions of FAS 123 to its stock-based employee compensation:

	Year ended December 31
	2004	2003	2002
	U.S. dollars in thousands (except for per share data)

Net loss from continuing operations - as reported	(4,393)	(18,656)	(36,524)
Add: stock based employee compensation expenses,
included in reported net loss from continuing
Operations (net of minority interest)	28	-,-	-,-
Deduct: stock based employee compensation
expenses determined under fair value method
(net of minority interest)	(593)	(1,018)	(2,242)

Pro-forma net loss from continuing operations	(4,958)	(19,674)	(38,766)

Net income from discontinued operations - as reported	51,646	20,043	4,494
Add: stock based employee compensation expenses,
included in reported net income from discontinued
Operations	-,-	-,-	-,-
Deduct: stock based employee compensation
expenses determined under fair value method
(net of minority interest)	-,-	(1,305)	(2,109)

Pro-forma net income from discontinued operations	51,646	18,738	2,385

Pro-forma net income (loss)	46,688	(936)	(36,381)

Basic and diluted earning (loss) per share - as reported:
Continuing operations	(0.11)	(0.43)	(0.84)
Discontinued operations	1.28	0.46	0.10

Net income (loss)	1.17	0.03	(0.74)

Pro-forma earning (loss) per share :
Continuing operations	(0.12)	(0.46)	(0.90)
Discontinued operations	1.28	0.44	0.05

Net income (loss)	1.16	(0.02)	(0.85)

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued):

u.	Earning (loss) per share (“EPS”)

Basic EPS are computed based on the weighted average number of shares outstanding during each year excluding the treasury shares held by the Company. Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of options, calculated using the treasury-stock-method (in 2004, 2003 and 2002 such effect was not included since it would have been anti-dilutive). In addition, diluted EPS does not reflect options and warrants granted by subsidiaries to be exercised to the subsidiaries shares and convertible loans, since their effect would have been immaterial or anti-dilutive. Options exercisable to the Company’s ordinary shares not included in the EPS calculation since their effect is anti-dilutive include options granted to employees only, see note 11.

v.	Derivatives and hedging activities

FAS 133 “Accounting for derivative instruments and hedging activities” as amended, establishes accounting and reporting standards for derivatives and for hedging activities. Under FAS 133, all derivatives are recognized on balance sheet date at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative, for accounting purposes, as: (1) an hedging instrument, or (2) a non-hedging instrument. Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in earnings. For the years ended December 31, 2004 and 2003, all derivatives used by the Company did not qualify for hedge accounting and gains and losses thereon are recorded in financial expenses, net on the Company’s statements of operations.

w.	Reclassifications

Certain comparative figures have been reclassified to conform to the current year presentation.

x.	Recently issued accounting pronouncements:

FAS 123 (Revised 2004) Share-based Payment
In December 2004, the Financial Accounting Standards Board (“FASB”) issued the revised Statement of Financial Accounting Standards (“FAS”) No. 123, “Share-Based Payment” (“FAS 123R”), which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for (a) equity instruments of the Company or (b) liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments. This statement eliminates the ability to account for employee share-based payment transactions using APB Opinion No. 25 and requires instead that such transactions be accounted for using the grant-date fair value based method. This statement will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 for the company and its subsidiaries. Early adoption of FAS 123R is encouraged. This Statement applies to all awards granted or modified after the statement’s effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the statement’s effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company estimates that the cumulative effect of adopting FAS 123R as of its adoption date by the Company and its subsidiaries (July 1, 2005), based on the awards outstanding as of December 31, 2004, will be immaterial. This estimate does not include the impact of additional awards, which may be granted, or forfeitures, which may occur subsequent to December 31, 2004 and prior to the adoption of FAS 123R. The Company expects that upon the adoption of FAS 123R, the Company will apply the modified prospective application transition method, as permitted by the statement. Under such transition method, upon the adoption of FAS 123R, the Company’s financial statements for periods prior to the effective date of the statement will not be restated. The impact of this statement on the Company’s financial statements or its results of operations in 2005 and beyond will depend upon various factors, among them the Company’s future compensation strategy. Currently, The Company expects the effect of the Statement the Company’s financial statements and its results of operations in future periods to be approximately $100,000 additional expenses per quarter (based on the options as existed at December 31, 2004).

FAS 151 Inventory Costs – an amendment of ARB 43, Chapter 4
In November 2004, the FASB issued FAS No. 151, “Inventory Costs – an Amendment of ARB 43, Chapter 4” (“FAS 151”). This statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This statement requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for the Company). Earlier application of FAS 151 is permitted. The provisions of this statement shall be applied prospectively. The Company does not expect this statement to have a material effect on the Company’s financial statements or its results of operations.

FAS 153 Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29
In December 2004, the FASB issued FAS No. 153, “Exchanges of Non-Monetary Assets –An Amendment of APB Opinion No. 29” (“FAS 153”). FAS 153 amends APB Opinion No. 29, “Accounting for Non-Monetary Transactions” (Opinion 29). The amendments made by FAS 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the exception for non-monetary exchanges of similar productive assets and replace it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The provisions in FAS 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 (July 1, 2005 for the Company). Early application of the FAS 153 is permitted. The provisions of this Statement shall be applied prospectively. The Company does not expect the adoption of FAS 153 to have a material effect on the Company’s financial statements or its results of operations.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued):

EITF Issue 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”
In March 2004, the FASB issued EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” which provides new guidance for assessing impairment losses on debt and equity investments. Additionally, EITF Issue No. 03-1 includes new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB delayed the accounting provisions of EITF Issue No. 03-1; however, the disclosure requirements remain effective and have been adopted by the Company in these financial statements. The Company will evaluate the effect, if any, of EITF Issue No. 03-1 when final guidance is released.

EITF Issue 02-14, Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock
In July 2004, the FASB issued EITF Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock.” EITF Issue No. 02-14 addresses whether the equity method of accounting applies when an investor does not have an investment in voting common stock of an investee but exercises significant influence through other means. EITF Issue No. 02-14 states that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of the investee, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The provisions in EITF Issue No. 02-14 are effective for reporting periods beginning after September 15, 2004 (October 1, 2004 for the Company). The adoption of EITF 02-14 by the Company did not have any effect on the Company’s financial statements or its results of operations.

NOTE 3 – ACQUISITIONS OF BUSINESSES:

a.	Scitex Vision International Ltd.

On January 1, 2003, the Company sold all of its shares in its then wholly owned subsidiary – Scitex Vision International Ltd. (then known as Scitex Vision Ltd.) (hereafter – “SV international”), to Scitex Vision Ltd. (then known as Aprion Digital Ltd.), the Company’s then affiliated company, in exchange for additional preferred shares in Scitex Vision. Subsequent to the transaction, the Company holds approximately 75% of Scitex Vision’s outstanding shares. The transaction was accounted for, by the Company, as a sale of 25% in SV international and as acquisition of additional shares in Scitex Vision. The fair value of the transaction was approximately $9 million. As a result, the Company recognized a net capital gain of $289,000 under “Other income (loss), net” ($3,774,000 capital gain resulting from the sale of a portion in SV international, net of $3,485,000 of dilution loss relating to Scitex Vision’s preferred shares anti-dilution mechanism triggered by the transaction). In addition, the Company recognized a capital surplus of $3,485,000 under “Beneficial conversion feature relating to convertible preferred shares issued by Scitex Vision” in its shareholders equity.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – ACQUISITIONS OF BUSINESSES (continued):

This acquisition was accounted for under the purchase method. As a result of the transaction the Company recorded technology and goodwill of approximately $14.8 million and approximately $2 million, respectively, of which approximately $3.8 million was credited to minority interest. The technology is being amortized over 6 years (as to impairment of such technology, see note 8)

Commencing on January 2003 Scitex Vision’s financial statements are consolidated with those of the Company.

As to lawsuits filed in connection with this transaction see note 10b(1).

b.	Siantec SARL

In April 2002, SV International acquired some of the assets and operations from Siantec SARL (“Siantec”) and its shareholders for a consideration of $2,470,000 (including transaction expenses), of which $1,860,000 was allocated to technology and $610,000 to a non-compete covenant. The amount allocated to technology was written down during 2003. In February 2004, as part of settlement of alleged breaches of representations and warranties made by Siantec in the asset purchase agreement, Siantec agreed to pay SV International $1 million out of an escrow account and to waive its rights to existing contingent payments of up to $10 million. The payment was allocated: $610,000 as a reversal of the non-compete covenant intangible asset and $390,000 as deduction of impairment of intangible assets in 2004.

c.	Techno Ink Manufacturing (PTY) Ltd.

In March 2001, SV International acquired the ink technology, other assets and operations from the Techno Ink Manufacturing (PTY) Ltd. (“Techno Ink”), for an aggregate consideration of $2,860,000. The technology is amortized over 6 years. The agreement provides for additional payments to Techno Ink of up to a maximum of approximately $5,500,000, based on the achievement of specified financial targets, during the period from 2001 to 2006 (“Earn-Out”). As of December 31, 2004, an additional amount of $3,937,000 has been paid for the Earn-Out and recorded as goodwill ($1,497,000 and $1,258,000 in the years ended December 31, 2004 and 2003, respectively).

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – INVESTMENTS IN ASSOCIATED COMPANIES (including associated Company consolidated for the first time in 2004):

a.	Jemtex ink jet printing Ltd.

In December 2002, the Company signed a share purchase agreement with Jemtex ink jet printing Ltd (“Jemtex”), according to which, the Company invested additional $2,400,000 in three equal quarterly installments of $800,000 each. The first installment and an advance of $250,000 on the last payment were made in December 2002. The additional $1,350,000 was transferred in February and May 2003. The excess of cost of investment over the Company’s share in Jemtex’ net assets at the date of transaction in the amount of $1,371,000 was attributed to technology to be amortized over five years.

In addition, Jemtex granted to the Company for no additional consideration, warrants to purchase (1) 3,181 preferred shares of Jemtex at an exercise price of $ 251.467 per share, exercisable until January 2, 2004, and (2) 3,181 preferred shares of Jemtex at an exercise price of $251.467 per share exercisable until March 31, 2005. An amount of $51,000 was allocated to the said warrants out of the total above-mentioned investment of $2,400,000. In August 2003, the Company invested in Jemtex an amount of $799,917 by way of convertible loan, bearing interest at the rate of LIBOR+0.75%. The loan is due on August 31, 2007, and is convertible at the option of the holder, at any time during the term of the note and the accrued interest, into preferred shares, at a price a price per share of $2.51467, and subject to certain adjustments. According to the investment agreement and upon is execution, the second warrant to purchase 3,181 preferred shares of Jemtex was cancelled.

In the beginning of 2004, the Company concluded a $1.5 million investment in Jemtex in consideration for convertible loans, out of which $0.45 million were provided to Jemtex in late 2003 and $1.05 million were provided to Jemtex in early 2004. In addition, during 2004, the Company invested an additional amount of $1.9 million by way of convertible loans. Convertible loans and accrued interest thereon may be converted by Scitex into preferred shares of Jemtex at any time during a 5-year period at an exercise price reflecting the estimated fair value of the Company’s shares at the date of grant of the loans. The loans bear interest equivalent to of approximately LIBOR plus 0.75%-1%. In the beginning of 2005, the Company invested an additional amount of $0.35 million, substantially under the same terms and conditions of previous convertible loans.

As of December 31, 2004, the Company effectively holds approximately 84% of Jemtex’s issued share capital on an “as-converted” basis. Jemtex has a capital deficit and as the Company is currently the sole financier of Jemtex, it has taken full share (100%) in Jemtex’ losses commencing on the third quarter of 2003 and onward.

Since January 2004, Jemtex financial statements are consolidated with those of the Company, since the Company effectively has the right to appoint 4 out of 6 directors and holds majority of the shareholders voting rights.

Share in losses of associated companies in 2004 includes $294,000 share in losses of Jemtex prior to its consolidation.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – INVESTMENTS IN ASSOCIATED COMPANIES (including associated Company consolidated for the first time in 2004) (continued):

b.	Objet Geometries Ltd.

The investment in Objet Geometries Ltd. (“Objet”) is accounted for under the equity method. The balance of this investment as of December 31, 2004 is approximately $124,000, following an additional investment of approximately $ 344,000 made in 2004 as part of a financing round. As a result of the financing round in 2004 the company interest in Objet was diluted to 22.9%.

Summarized data from Objet’s financial statements for the years ended December 31, 2004 and 2003, is as follows:

	December 31,
	2004	2003
	Audited	Audited
	U.S. dollars in thousands

Current assets	8,515	4,753

Non-current assets	1,415	1,482

Current liabilities	11,938	9,554

Non-current liabilities	732	644

	Year ended December 31,
	2004	2003
	Audited	Audited
	U.S. dollars in thousands

Revenues	16,951	4,966

Gross profit	6,520	923

Operating income (loss)	(678)	(6,106)

Net income (loss)	(845)	(6,228)

NOTE 5 – OTHER INVESTMENTS AND PREPAID EXPENSES:

Other investments represent investments in non-marketable securities in companies operating in the digital printing and digital imaging industry, in which the Company does not exercise significant influence, and which are stated at cost, net of a write-down for decrease in value which is not of a temporary nature. The carrying amounts of these investments as of December 31, 2004 and 2003 are $1,414,000 and $1,301,000, respectively. The company evaluated these carrying values for impairment as of those dates. In 2004, there was no impairment in value. In 2003, due to an extended decline in fair value of other than temporary nature, the Company recorded an accumulated loss in the amount of $2,493,000 that was charged to “other income (loss), net” in the statement of operations. In addition, other investments include as of December 31, 2004, $324,000 of long-term prepaid expenses.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

Grouped by major classifications, the assets are composed as follows:

	December 31
	2004	2003
	U.S. dollars in thousands

Machinery and equipment	7,218	4,567
Building	465	424
Leasehold improvements	5,309	4,606
Office furniture and equipment	7,321	5,209
Motor vehicles	31	16

	20,344	14,822
Less - accumulated depreciation
and amortization	(11,197)	(5,618)

	9,147	9,204

Depreciation and amortization of property, plant and equipment from continuing operations totaled $2,927,000, $3,558,000 and $2,250,000 in 2004, 2003 and 2002, respectively.

NOTE 7 – GOODWILL

The changes in the carrying amount of goodwill in respect of the continuing operations for the years ended December 31, 2003 and 2004, are as follows:

U.S. dollars in thousands

Balance as of January 1, 2003	2,171
Goodwill acquired	3,046

Balance as of December 31, 2003	5,217
Goodwill acquired, see note 3c	1,497

Balance as of December 31, 2004	6,714

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – OTHER INTANGIBLE ASSETS:

Grouped by major classifications, the acquired technology and other intangible assets are composed as follows:

	December 31
	2004	2003
	U.S. dollars in thousands

Gross carrying amount:
Acquired technology	53,553	47,361
Other intangible assets	550	878

	54,103	48,239

L e s s - accumulated amortization and
impairment charges:
Acquired technology	44,770	29,957
Other intangible assets	51

	44,821	29,957

	9,282	18,282

Amortization expenses totaled $6,137,000, $5,871,000, and $2,944,000 in 2004, 2003 and 2002, respectively.

As to the main additions to intangible assets, see notes 3 and 4.

Estimated amortization expense for the following years, subsequent to December 31, 2004:

U.S. dollars in thousands

Year ending December 31:
2005	4,446
2006	2,914
2007	1,671
2008	117
2009	117
2010	17

9,282

In 2004 and 2003 the financial statements include an impairment charge with respect to technology and know-how in a subsidiary, in the amounts of $5,625,000 and $2,967,000, respectively. These impairments followed an evaluation performed by a third party appraiser, based on discounted cash flow, triggered by the significant decrease in the production of certain products based on the above-mentioned technologies. The impairment calculation in 2004 and 2003 was prepared in accordance with the provisions of FAS 144. Out of the amount of impairment in 2004, $2.6 million was recorded against the “minority interests in a subsidiary” since this amount is the amortized technology held by minority shareholders of Scitex Vision, see note 3a.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – EMPLOYEE RIGHTS UPON RETIREMENT:

a.	Israeli labor laws and agreements require the payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The liability is based upon the length of service and the latest monthly salary (one month’s salary for each year worked), and is mainly funded with severance pay and pension funds and with insurance companies (principally with an affiliate of the two major shareholders of the Company), for which the Company and its Israeli subsidiaries make monthly payments.

The Company records the long-term obligation as if it was payable at each balance sheet date on an undiscounted basis.

b.	The U.S. subsidiaries offer 401(k) matching plans to all eligible employees.

c.	Substantially all of the European subsidiaries make contributions to pension plans administered by insurance companies.

d.	Severance pay and defined contribution plan expenses totaled $760,000, $1,523,000 and $563,000 in 2004, 2003 and 2002, respectively.

e.	The Company expects to pay the following future benefits to its Israeli employees upon their retirement at normal retirement age:

U.S. dollars in thousands

Year ending December 31:
2005	12
2006	10
2007	39
2010	100
2013	145

The above amounts were determined based on recent salary rates and do not include amounts that might be paid to employees that will cease working with the company, before their normal retirement age or amounts to be paid to employees that their normal retirement age extends beyond the year 2014.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Commitments:

1)	The Company and its subsidiaries is committed to pay royalties of 3%-5% to the Government of Israel on sales of products in the research and development of which the Government participates by way of grants, up to the amount of the grants received (dollar linked), plus annual interest based on the Libor, accruing from January 1, 1999. At the time the funding was received, successful development of the related projects was not assured. In the case of failure of a project that was partly financed by royalty-bearing grants, the Company is not obligated to pay any such royalties to the Israeli Government.

At December 31, 2004, the maximum contingent royalty payable is approximately $3.8 million. Royalty expenses totaled $245,000, $128,000 and $167,000 in 2004, 2003 and 2002, respectively.

2)	The Company is obligated to pay royalties to certain parties, based on agreements that allow it to use technologies developed by these parties. Such royalties are based on the revenues from sales of products, which incorporate these technologies or on quantities of such products sold. Royalty expenses totaled $1,316,000, $984,000 and $0 in 2004, 2003 and 2002, respectively.

3)	Operating leases

Most of the premises occupied by the Company and its subsidiaries are rented under various operating lease agreements. Part of the premises in Israel were leased from an affiliate of the two major shareholders of the Company.
Minimum lease payments of the Company and its subsidiaries under the above leases, at rates in effect on December 31, 2004, are as follows:

U.S. dollars in thousands

Year ending December 31:
2005	2,452
2006	2,132
2007	1,851
2008	1,579
2009	1,579
2010 and thereafter	7,452

Most of the rental payments for the Israeli premises are payable in Israeli currency, partially linked to the Israeli CPI, to the dollar or both to the dollar and the U.S. CPI. Rental expense relating to continuing operations totaled $2,425,000, $2,449,000 and $1,158,000 in 2004, 2003 and 2002, respectively.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

4)	Commencing November 1, 2001 and until January 2004, the Company’s headquarters are located on the premises of one of its major shareholders. The Company obtained the services of certain executives and other staff as well as certain services from the major shareholder, for which the Company pays amounts based on formulas determined in the agreement between the Company and the shareholder. During the first two quarters of 2004, the Company’s headquarters are located on the premises of other major shareholder. The Company obtains the services of an executive as well as certain ancillary services from the shareholder, for which the Company pays amounts based on formulas determined in the agreement between the Company and the shareholder. Expenses due to the said agreements totaled $227,000, $518,000 and $445,000 in 2004, 2003 and 2002, respectively. Beginning of the third quarter of 2004 the Company has a lease agreement with an unrelated third party.

b.	Contingent liabilities:

1)	In October 2003, a NIS 14 million (approximately $3.2 million) lawsuit was filed by a minority shareholder of a subsidiary’s shareholders, against the Company, a subsidiary and others, mainly other shareholders of the subsidiary (among them, the Company’s two largest shareholders, Clal and Discount) and the directors of the subsidiary in the period relevant for the lawsuit (three of whom are our present or former office holders). The lawsuit generally alleges that the terms of the transaction to combine the operations of the subsidiary and the subsidiary International and the manner in which it was effected prejudiced the rights of the minority shareholder as a minority shareholder of the subsidiary.

In November 2003, the minority shareholder also sent a demand letter to the subsidiary, as a preliminary step for a derivative action, whereby the minority shareholder demanded that the subsidiary initiate a lawsuit against the Company, a company wholly-owned by the Subsidiary (“Subsidiary International”) and the subsidiary’s directors in the period relevant for the claim for an alleged breach of fiduciary duties of the directors and misrepresentations in connection with an undertaking by Scitex to transfer $15 million to Subsidiary International as part of the aforesaid transaction.

In December 2003, a separate motion was filed by the minority shareholder against the Company, the subsidiary, and the two shareholders mentioned above, in connection with the subsidiary’s rights offering that was concluded in July 2003. In particular, the motion alleges that the reorganization of the subsidiary’s share capital that was effected in conjunction with the rights offering was invalid and prejudiced the rights of the minority shareholder. In light of its allegations, the minority shareholder requested that the court order the defendants to provide information and documents with respect to this matter.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

In May 2004, the minority shareholder filed another lawsuit against the Company, the subsidiary, and the two shareholders mentioned above in connection with the subsidiary’s rights offering that was concluded in May 2004. The lawsuit generally alleges that the terms of the transaction and the manner in which it was effected prejudiced the rights of the minority shareholder as a minority shareholder of the subsidiary. The minority shareholder requested the court to order that the resolutions of the subsidiary’s audit committee, board of directors and general meeting of shareholders authorizing the transaction be annulled, and that the transaction is void.

All parties to the legal proceedings described above agreed to try to settle all of the disputes between them by mediation and the mediation proceedings are in advance stages. Therefore, all court proceedings were postponed until March 8, 2005. However, the Company and the subsidiary rejected the claims and at this stage in time, it is not possible to predict the outcome of this particular matter. No provision was recorded for this matter in these financial statements.

2)	In January 2003 SV International has received a letter from the legal advisors of a service provider claiming compensation in the amount of approximately 4,000,000 New Israeli Shekel (“NIS”) (approximately $928,000) arising from SV International’s decision to cease using the service provider’s services. The letter of demand alleges that SV International has a contractual relationship with this service provider. The Company is unable to assess the outcome of this matter, and SV International intends to mount a vigorous defense. No provision was recorded in respect of this matter in these financial statements.

3)	In July 2000 a monetary claim in the amount of approximately $413,000 against the Company was filed with the district court in Jerusalem. In this lawsuit it was claimed that a machine the Company sold to the plaintiff did not function as promised by the Company. In April 2000, the Company sold substantially all of the assets, liabilities and operations related to its Digital PrePrint business to Creo. Therefore, defense is being handled by Creo. In the opinion of the Company’s management, since this lawsuit is in the framework of an indemnification agreement with Creo, it will have minimal effect on the Company, if any. Therefore no provision was recorded for this matter.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

4)	In December 2003, three minority shareholders of Objet, a company in which the Company has a 22.91% interest, filed an approximate 7.8 million New Israeli Shekels (“NIS”) (approximately $1.75 million) lawsuit against Objet, certain of its shareholders, including the Company, and certain of Objet’s directors. The lawsuit alleges that the defendants acted in a manner that prejudiced the rights of the minority shareholders, and breached Objet’s obligations to such shareholders. Among the remedies being sought by the said minority shareholders are compensation, restitution (with linkage and interest) of the investment amount, or repurchase of the plaintiffs’ shares in Objet, and a demand for changes to the terms of certain convertible loans made to Objet by certain of the defendants including the Company. Objet has asked for a dismissal of the case relating to one of the parties suing. At this time the Company’s attorneys are still evaluating the claim, and neither Objet nor the Company is able to give any realistic assessment as to the outcome of this matter, therefore no provision was recorded.

5)	Claims have been filed against the Company and its subsidiaries in the ordinary course of business. The Company and its subsidiaries intend to defend themselves vigorously against those claims. Management does not expect that the Company will incur substantial expenses in respect thereof; therefore, no provision has been made for the claims.

6)	As to tax assessments of two of the Company’s subsidiaries, see note 12h.

NOTE 11 – SHAREHOLDERS’ EQUITY:

a.	Share capital

1)	The Company’s shares are traded on NASDAQ, under the symbol SCIX, and on The Tel Aviv Stock Exchange (“TASE”).

On December 31, 2004, the Company’s share closed on NASDAQ and TASE at $5.21 and approximately $5.14, respectively.

2)	The number of shares stated as issued and outstanding – 43,467,388 shares at December 31, 2004 and 2003 – includes, at December 31, 2004 and December 31, 2003, 5,401,025 shares and 448,975 shares, respectively, repurchased by the Company and held by the Company or by a trustee. These shares bear no voting rights or rights to cash dividends.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – SHAREHOLDERS’ EQUITY (continued):

b.	Cash distribution and treasury stock

In 2004, approximately $118 million were transferred by the Company to its shareholders through a repurchase of shares from the shareholders and a cash distribution:

1)	In June 2004, the Company completed a self tender offer and purchased 4,952,050 shares for an aggregate amount of approximately $28.1 million that represent $5.67 per share.

2)	In July 2004, the Company distributed in cash $2.36 per ordinary share, or approximately $89.8 million in the aggregate, to its shareholders.

c.	Retained earnings

Dividends are declared and paid in dollars (except to shareholders of record with an address in Israel, with respect to whom payment is made in Israeli currency (“NIS”)).

d.	Share incentive and stock option plans

2001 and 2003 Plans

In December 2001, the Company’s shareholders approved the adoption of the Scitex 2001 Stock Option Plan (“2001 Plan”), designed primarily for employees and directors of the Company and its subsidiaries. In December 2003, the Company’s shareholders approved the adoption of the Scitex 2003 Share Option Plan (“2003 Plan”), designed for employees, directors and consultants of the Company who are Israeli residents, and also approved an increase in the aggregate number of shares reserved for issuance under the 2001 Plan from an initial 750,000 shares to 1,900,000 shares, with all such reserved shares being available for issuance under either the 2001 Plan or the 2003 Plan. Option awards may be granted under the 2001 Plan until November 5, 2011 and under the 2003 Plan until November 23, 2013. Terms of the options granted under the plans, such as length of term, exercise price, vesting and exercisability, are determined by our board of directors. The maximum term of an option may not exceed ten years. Each option can be exercised to purchase one share having the same rights as other ordinary shares of the Company.

The 2003 Plan is designed to be governed by the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan. The amount allowed as an expense for tax purposes, at the time the employee utilizes such benefit, is limited to the amount of the benefit that is liable to tax as labor income, in the hands of the employee; all being subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

In the years ended December 31, 2003 and 2002, no options had been granted under either the 2001 plan or 2003 plan.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – SHAREHOLDERS’ EQUITY (continued):

On September 20, 2004, the board of directors resolved to grant two senior employees of the Company options under the 2003 Plan to purchase an aggregate of 168,000 shares of the Company at an exercised price of $3.70 per share. The fair value of one share at the day of grant was $4.11. The options vest ratably over three years and are exercisable for ten years until September 20, 2014. Any options not exercised by then will expire. In the year 2004, the Company recorded $69,000 of deferred stock compensation for the excess of the fair value of shares over the exercise price at the date of grant related to these options. The deferred stock compensation is amortized over the vesting period using the straight-line method. The compensation costs of $7,000 have been classified under “general and administrative expenses” in 2004.

The options granted under the Company’s plans are exercisable for the purchase of shares as follows:

	December 31
	2004	2003
	Number of options

At balance sheet date	351,922	978,732
During the first year thereafter	56,000	8,334
During the second year thereafter	112,000

	519,922	987,066

A summary of the status of the Company’s plans at December 31, 2004, 2003 and 2002, and changes during the years ended on those dates, is presented below:

	Year ended December 31
	2004		2003		2002
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$		$

Options outstanding at
beginning of year	987,066	10.48	1,252,492	10.34	1,724,203	10.18
Changes during the year:
Granted	168,000	3.70
Forfeited and canceled	(635,144)	10.64	(265,426)	9.82	(471,711)	9.76

Options outstanding at end of year	519,922	8.09	987,066	10.48	1,252,492	10.34

Options exercisable at end of year	351,922	10.19	978,732	10.50	1,139,728	10.33

Options available for future awards	1,732,000		1,900,000		750,000

The weighted average fair value of options granted during 2004 is $1.69.
The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: risk-free interest rate of 3.1%; dividend yields of zero; expected life of the options of approximately three years; and expected volatility of 52%.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – SHAREHOLDERS’ EQUITY (continued):

The following table summarizes information about options under the Company’s plans outstanding at December 31, 2004:

Options outstanding				Options exercisable
Range of exercise prices	Number outstanding at December 31, 2004	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2004	Weighted average exercise price
$		Years	$		$

3.70	168,000	9.7	3.70	-	-
9.00 to 9.99	145,005	1.6	9.06	145,005	9.06
10.00 to 10.99	100,417	5.1	10.57	100,417	10.57
11.00 to 11.99	90,500	2.3	11.21	90,500	11.21
12.00 to 12.99	16,000	2.3	12.21	16,000	12.21

	519,922	5.1	8.09	351,922	10.19

An award in 1999, whereby 50 % of 300,000 options awarded in earlier years to a related party, with an exercise price of $14.75 per option, were re-priced to an exercise price of $11.69 per option (the then market price per share), accompanied by a waiver of the remaining 50%. Such options were exercisable from 1999 until canceled in June 2004. The fair value of each option granted was $3.21. In accordance with FIN 44, the re-priced options are accounted for under variable plan accounting. Under this method of accounting, increases in the fair market value of the underlying shares result in stock-based compensation charges to the statement of operations. In June 2004, and on December 31, 2003, the market price of the underlying shares was below $11.69 (the exercise price of the options), thus, no compensation cost has been charged with respect to these options.

Option plan in a subsidiary

In September 2003, the board of directors of an Israeli subsidiary approved an employee stock option plan (the “subsidiary plan”), whereunder options to purchase up to 12,985,630 ordinary shares of the subsidiary are to be granted to employees, directors and consultants of the subsidiary without consideration. Each option can be exercised to purchase one ordinary share of NIS 0.01 par value of the subsidiary. Immediately upon exercise, the ordinary shares purchased in exercise of the options will have the same rights as of the subsidiary’s other ordinary shares. Any option not exercised within 10 years from allotment date will expire, unless extended by the board of directors of the subsidiary.

On December 20, 2004, the subsidiary’s board of directors decided to increase the number of shares reserved under the subsidiary plan with additional options to purchase up to 5,068,570 ordinary shares.

At December 31, 2004 and December 31, 2003, there were approximately 17,732,000 and 12,531,000 options, respectively, outstanding subject to the subsidiary plan, of which 8,320,000 and 6,079,265, respectively, were exercisable.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – SHAREHOLDERS’ EQUITY (continued):

Except for 193,874 options granted at an exercise price of $4.00 per share, all options were granted at an exercise price of $0.4052. For all grants, management determined that the exercise price per share is not less than the estimated fair value of an ordinary share at the date of grant, except for 4,351,360 options granted in late 2004 whereby management estimated the fair value of one share to be $0.55. In the year 2004 the subsidiary recorded $476,000 of deferred stock compensation for the excess of the fair value of ordinary shares of the subsidiary over the exercise price at the date of grant related to these options (net of minority interests). The deferred stock compensation is amortized over the vesting period using the straight-line method. The compensation costs of $21,000 have been classified to the income statements, under “general and administrative expenses” in the year 2004.

The weighted fair value of options granted by the subsidiary during 2004 and 2003 was $0.24 and $0.14, respectively and estimated at the date of each option grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.23% to 2.3% and 2.2% respectively; dividend yields of zero in 2004 and 2003; expected life of the options of approximately three years in both 2004 and 2003; and expected volatility of 50% to 57% and 48%, respectively.

During 2004 and 2003, no options were exercised.

NOTE 12 – TAXES ON INCOME:

a.	The Company and its Israeli subsidiary:

1)	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereafter- the law)

The entitlement to these benefits is conditional upon the subsidiary fulfilling the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and the subsidiary may be required to refund the amount of the benefits, in whole or in part, with the addition of CPI linkage increments and interest. Currently, the subsidiary is in discussions with the relevant authorities on the rights and entitlement to the below benefits, and the entitlement of these benefits is conditioned upon the results of these discussions.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – TAXES ON INCOME (continued):

Tax benefits for approved enterprises include:

a)	Reduced tax rates

The tax benefit period is seven years from the year in which such an enterprise first earns taxable income, but not later than 2009. Income derived from the approved enterprise is tax exempt during the first two years of the seven years tax benefit period and is subject to a reduced tax rate of 25% during the remaining five benefit years.
In the event of distribution of cash dividends from income that was tax exempt as above, the Company would have to pay the 25% tax in respect of the amount distributed.
The Company intends to reinvest the amounts of tax exempt income in the foreseeable future, and not to cause distribution of such dividends.

b)	Accelerated depreciation

The subsidiary is entitled to claim accelerated depreciation for five tax years, commencing in the first year of operation of each asset, in respect of machinery and equipment used by the approved enterprise.

2)	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter – the Inflationary Adjustments Law)

Under this law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or in the exchange rate of the dollar for a “foreign investors’ company”. The Company and its Israeli subsidiaries elected to measure their results on the basis of the changes in the Israeli CPI.

3)	Tax rates

The income of the company and its Israeli subsidiaries (other than income from “approved enterprises”, see b. below) is taxed at the regular rate. Through to December 31, 2004, the corporate tax was 36%. In July 2004, an amendment to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%, in the following manner: the rate for 2004 will be 35%, in 2005 – 34%, in 2006 – 32%, and in 2007 and thereafter – 30%. The effect of the change in the tax rates in the coming years, on the deferred tax balances of the amendment to the law, is included in paragraph f below. Capital gains are taxed of 25%.

b.	Non-Israeli subsidiaries

The non-Israeli subsidiaries are taxed under the laws of their countries of residence.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – TAXES ON INCOME (continued):

c.	Carryforward tax losses and deductions

Carryforward tax losses and deductions of the Company and its subsidiaries, including capital losses and losses from realization of marketable securities approximated $466 million at December 31, 2004. Most of the carryforward amounts are available indefinitely with no expiration date.

d.	Deferred income taxes:

	December 31
	2004	2003
	U.S. dollars in thousands

Computed in respect of the following:
Allowance for doubtful accounts and
other provisions	1,756	1,512
Carryforward tax losses and credits	147,542	168,620
Inventories		1,440
Investments	7,244	9,364
Marketable Securities	710
Accrued liabilities and deferred income	2,363	1,173
Property, plant and equipment	48	60
Intangible assets	4,020	2,927

	163,683	185,096
L e s s - valuation allowance (attributed
mainly to loss carryforwards and expenses
deductible upon payment)	(162,925)	(184,984)

	758	112

Deferred income taxes are included in the
balance sheets in current assets:	758	112

e.	Income (loss) before taxes on income from continuing operation:

	Year ended December 31
	2004	2003	2002
	U.S. dollars in thousands

The Company and its Israeli subsidiaries	(7,599)	(15,702)	(29,198)
Non-Israeli subsidiaries	4,486	1,539	(3,868)

	(3,113)	(14,163)	(33,066)

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – TAXES ON INCOME (continued):

f.	Taxes on income included in the statements of operations – from continuing operation:

1)	As follows:

	Year ended December 31
	2004	2003	2002
	U.S. dollars in thousands

Current:
Israeli		404	(400)
Non-Israeli	(577)	(1,052)	984

	(577)	(648)	584

Deferred, see e. above:
Israeli		(1,866)	64
Non-Israeli	644	112

	644	(1,754)	64

	67	(2,402)	648

2)	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rate applicable to Israeli corporations (see a(3) above) and the actual tax expense:

	Year ended December 31
	2004	2003	2002
	U.S. dollars in thousands

Income (loss) before taxes on income	(3,113)	(14,163)	(33,066)

Theoretical tax expense (tax benefit) on
the above amount	1,090	(5,099)	(11,904)
Effect of lower tax rate for
"approved enterprises"	-	-	(400)

	1,090	(5,099)	(12,304)
Increase (decrease) in taxes resulting from
different tax rates - net	(183)	(6,670)	(5,253)
Increase in taxes resulting from
permanent differences	1,836	838	408
Change in valuation allowance	(22,059)	61,731	87,602
Changes in deferred taxes resulting from
carryforward tax losses	21,413	(49,970)	(71,275)
Increase in taxes resulting from prior years	(515)	1,950
Increase (decrease) in taxes arising
from differences between non-dollar
currencies income and dollar
income , net, and other*	(1,515)	(378)	174

Taxes on income in the consolidated
statements of operations	67	2,402	(648)

*	Resulting mainly from the difference between the changes in the Israeli CPI (the basis for computation of taxable income of the Company and its Israeli subsidiaries, see a(2) above) and the changes in the exchange rate of Israeli currency relative to the dollar.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – TAXES ON INCOME (continued):

g.	Tax assessments:

1)	The Company has received, or is considered to have receive, final tax assessments through the 1999 tax year.

2)	Following the filing of tax returns of the Company’s U.S. subsidiaries for the years 1992 through 1996 (and receive certain refunds in respect thereof), the Internal Revenue Service (IRS) commenced an audit on those years. By the end of 2001, the Company had already made advance payments of $21.5 million on account of this audit. In partial settlement of said audit the Company consented to a “partial assessment” by the IRS for approximately $10.6 million of federal taxes on certain agreed upon issues in June 2002. In the same month, the Company received a notice from the IRS proposing to assess $29.6 million of additional federal income taxes for the years 1992 through 1996. In August 2002, the Company appealed the proposed additional assessment. In February 2004, following negotiations with the IRS, the Company finalized the settlement with the IRS, and the during the remainder of 2004, the Company concluded paying according to the settlement with the IRS in an amount of $5.9 million to the IRS, and also paid $5.7 million as state taxes derived from that IRS audit.

3)	In December 2004, as a result of the conclusion of the 1992-1996 IRS audit, the Company filed federal tax amendments for the years 1994, 1995 and 1997, claiming a refund of $7.8 million of federal taxes. As of the date of these financial statements, the IRS has not responded to our refund request. Due to the existing uncertainty surrounding the outcome of this refund request, the said amount is not included in the financial statements.

NOTE 13 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Foreign exchange risk management

The Company and its subsidiaries operate internationally, which gives rise to significant exposure to market risks, mainly from changes in foreign exchange rates. Derivative financial instruments (hereafter – derivatives) were utilized by a subsidiary to reduce these risks. The Company did not hold or issue derivative financial instruments for trading purposes.

Commencing 2003, a subsidiary purchases forward-exchange contracts as hedges of certain anticipated sales and related costs denominated in foreign currencies. The subsidiary enters into these contracts to protect itself against the risk that the eventual dollar-net-cash inflows resulting from direct-foreign-export sales and related costs will be affected by changes in exchange rates. These contracts do not qualify for hedge accounting under FAS 133. Accordingly gains and losses for these forward-exchange contracts are recognized in earnings. As of December 31, 2004 and 2003, the liability for losses deriving from forward-exchange contracts amounted to approximately $412,000 and $556,000, respectively.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

b.	Concentrations of credit risks

At December 31, 2004 and 2003, the Company and its subsidiaries held cash and cash equivalents, most of which were deposited with major Israeli, European and U.S. banks. Substantially, all of the marketable securities held by the Company are debt securities of the U.S. Treasury and highly rated corporations. The Company considers the inherent credit risks to be remote.

Most of the subsidiaries’ sales are made in the United States, Latin America, Europe and in the Far East, to a large number of customers. Consequently, the exposure to concentrations of credit risks relating to individual customer receivables is limited. The subsidiary performs ongoing credit evaluations of its customers and generally does not require collateral; however, with respect of certain sales to customers in emerging economies, the subsidiary requires letters of credit.

c.	Cash Management and Fair value of financial instruments

The financial instruments of the Company and its subsidiaries consist mainly of cash and cash equivalents, marketable securities, short-term investments, long-term investments, current and long-term liabilities.

In view of their nature, the fair value of the financial instruments included in working capital is usually identical or close to their carrying amount. The fair value of long-term liabilities also approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

a.	Short-Term Investments:

1)	The fair value and the amortized cost of available-for-sale securities and cash equivalents are as follows:

	December 31, 2004
	Cost	Unrealized holding losses (*)	Estimated fair market value
	U.S. dollars in thousands

United States government and government
agencies debentures	6,286	(53)	6,233
Corporate debt securities	10,672	(113)	10,559
Mortgage backed securities	40,062	(161)	39,901

	57,020	(327)	56,693

(*)	Suchunrealized holding losses are the result of an increase in market interest rates during fiscal 2004 and are not the result of credit or principal risk. Based on the nature of the investments, management concluded that such unrealized losses were not other than temporary as of December 31, 2004. Amounts reclassified out of accumulated comprehensive income into earning are determined by specific identification.
Maturities of the above securities are as follows:

Estimated fair market value
U.S. dollars in thousands

2005	3,567
2006	16,054
2007	22,897
2008	2,999
2009 and there after	11,176

56,693

As of December 31, 2004, the Company held investments in available for sale with unrealized holding losses totaling $327,000, all of which are less then one year. Realized losses in 2004 were approximately $70,000.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

2)	Creo

In June and August 2003, the Company sold all of its remaining holdings in Creo Inc. (hereafter – “Creo”) shares for a net total consideration of $54,000,000 and recorded a gain of approximately $3,000,000. The investment in Creo shares was accounted for as shares available for sale, and following the sale of the shares, the Company recorded approximately $750,000 gain in its shareholders’ equity. This gain was realized and released to earnings in 2003. In 2002, due to extended decline in fair market value, it was determined that the impairment in value of the investment was other than temporary. Consequently, the accumulated unrealized loss of $22,283,000 was charged to “other income (loss), net” in the statement of operation.

	December 31
	2004	2003
	U.S. dollars in thousands

b. Allowance for doubtful accounts (as included
in trade receivables) - the change in allowance
for doubtful is composed as follows:
Balance at beginning of year	4,190	2,957
Addition to allowance	1,361	1,233
Write-off of bad debts	(534)

	5,017	4,190

c. Other receivables:
Value added taxes receivable	3,343	3,285
Employees	267	298
Other	3,759	3,407

	7,369	6,990

d. Inventories
Components of systems and materials	12,880	8,158
Work in process	843	1,183
Consumables	4,937	5,026
Finished products	18,066	8,208

	36,726	22,575

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

e.	Accrued and other liabilities:

	December 31
	2004	2003
	U.S. dollars in thousands

Payroll and related expenses	4,852	3,863
Accrued royalties and sales commissions	1,792	2,514
Deferred revenue	6,361	585
Provision for warranty*	2,151	2,293
Advances from customers	4,089	2,516
Other	4,518	6,178

	23,763	17,949

	2004	2003	2002
	U.S. dollars in thousands

* The changes in the balance during the year:
Balance at beginning of the year	2,293	2,018	2,577
Payments made under the warranty	(4,162)	(3,383)	(3,136)
Product warranties issued for new sales	4,020	3,658	2,577

Balance at end of year	2,151	2,293	2,018

f.	Short-term credit and long-term loans:

1)	Short-term credit and loans

The balance as of December 31, 2004 represents: $16,397,000 short-term bank loans denominated in dollars and bearing interest of three months Libor + 1% to Libor + 2.25% per annum (as of December 31, 2004 and 2003 – 3.63% to 4.88% and 2.3%-3.5%, respectively); $14,358,000 short-term bank loans denominated in Euro and bearing interest of Libor + 1.75% to 2% per annum (as of December 31, 2004 and 2003 respectively, 4%- 4.25% and 3.8%-4.4%), current maturities of long term loans from banks in the amount of $2,347,000 and current maturities of other long term loan in the amount of $1,210,000.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

2)	Current maturities of long-term loans (represent loans of Scitex Vision):

	December 31
	2004	2003
	U.S. dollars in thousands

Banks	2,347	1,633
Other	1,210	969

	3,557	2,602

3)	Long-term loans:

a)	The long-term loans from banks mature in the following years:

	December 31
	2004	2003
	U.S. dollars in thousands

Current maturities	2,347	1,633

Second year	2,347	1,928
Third year	2,347	1,252
Fourth year	2,347	1,252
Fifth year and thereafter	1,761	2,191

	8,802	6,623

	11,149	8,256

As to the maturity dates of another loan see c below.

b)	The long-term loans from banks are dollar denominated and bear interest of three month Libor + 1.75 % to Libor + 2.25 % per annum (as of December 31, 2004 and 2003 – 4.38% to 4.88 % and 2.9% to 3.4% respectively).

c)	In 2000, Scitex Vision entered into a collaboration agreement (the “Collaboration Agreement”) with a leading European supplier (the “supplier”) to the textile, paper and plastics printing industry, for developing inks for printing on textile. Pursuant to the Collaboration Agreement, the Supplier is to pay Scitex Vision certain royalties on sales of ink for use with the Scitex Vision’s textile printing machines. Following the Collaboration Agreement, the Company received from the supplier a long-term convertible loan of $5 million. The loan was received on December 27, 2000, and bore 6% annual interest. However, if the milestones described in the Collaboration Agreement were met, the loan was to be interest free.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

According to the original terms of the loan, the loan and the accumulated interest may be converted by the supplier, at any time during the last three months of the loan period, which ends on December 11, 2003, into ordinary shares of Scitex Vision at a conversion price based on the fair value of such shares, less 15%. According to the Collaboration Agreement if the Supplier chooses to request the repayment of the loan, the repayment shall be made by setting-off the loan and any interest accrued thereon against royalties due to Scitex Vision in a subsequent period. The remainder of the loan, if any, shall be repaid in cash to the Supplier. Pursuant to the conversion terms, whereby the Supplier was granted beneficial conversion features, the Company recorded an original discount of $882,353, which represents the difference between the loan amount and the value of the ordinary shares. This amount was fully amortized to interest expense over 33 months, which is the period from the grant date to the beginning of the period during which the supplier was entitled to convert the loan into ordinary shares.

On December 30, 2003 an addendum to the agreement was signed, according to which, the original terms of the loan were changed such that the principal of the loan ($5 million) is interest free and payable in four annual installments in the following years subsequent to December 31, 2003. The first payment of $1 million was paid in December 2004 and the remaining amount is payable as follows (the amounts are presented in their net present values):

December 31, 2004
U.S. dollars in thousands

Current maturities	1,210

Second year	1,406
Third year	1,134

2,540

3,750

Scitex Vision has the right to offset royalties due to Scitex Vision against the amount due on the next agreed installment. As a result of the above-mentioned change in terms, Scitex Vision has recorded the loan based on its present value using 3.3% interest rate, which is applicable to such loans as of the date of the change in terms. The difference between the present value and the nominal value of the loan, in the total amount of $408,000 (“Discount”), as well as all interest accrued at December 30, 2003, in the total amount of $904,000, have been credited to “financial expenses, net” in the year ended December 31, 2003. The amortization of the Discount recorded as financial expenses, amounted to $158,000 in 2004.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

d)	Long-term loans convertible into subsidiary’s shares

In July 2003 and May 2004, two of the Company’s shareholders granted Scitex Vision convertible loans in the total amount of $933,000 and $805,000, respectively, bearing interest equal to the greater of Libor + 1% (as of December 31, 2004 and 2003 -3.63% and 2.1%, respectively) or the NIS equivalent of the principal amount linked to the rate of change of the Israeli CPI over the period of the loans. The loans and interest are payable in one installment at the end of a five year period if no conversion occurs before the end of the repayment period. The loans may be converted by the lenders to 4,234,316 ordinary shares of the Scitex Vision at any time at an exercise price of $0.4052 per share, which equals the estimated fair value of Scitex Vision’s ordinary shares at the date of grant of the loans. According to the loans agreements, an automatic conversion shall occur upon the occurrence of certain events. In addition, all lenders were granted warrants representing 25% of the total loan amount, to purchase 1,058,578 ordinary shares of Scitex Vision at an exercise price of $0.4052 per share. $98,500 and $54,500 were allocated to the said warrants out of the total above-mentioned loans in 2004 and 2003, respectively. These amounts are amortized to interest expenses over the maximum term of the loans, which is 5 years.

Pursuant to the conversion terms, whereby the lenders were granted beneficial conversion features (“BCF”), the Company recorded an original discount of $98,500 and $54,500 in 2004 and 2003, respectively, which represents the difference between the loan allocated amount and the amount payable. These amounts are amortized to interest expenses over the maximum term of the loans, which is 5 years. The warrants expire after 5 years from grant as well.

For the years 2004 and 2003 the Company recorded interest expenses of $99,000 and $20,000, respectively, in connection with the said warrants, amortization of the BCF amount and interest expenses.

e)	Long-term loans – other

In July 2004, Jemtex received a waiver of all rights regarding a long-term loan at the amount of $581,000. The waiver of the loan is presented in the financial statements under “other income (loss)".

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

Statements of operations:

	Year ended December 31
	2004	2003	2002
	U.S. dollars in thousands

g. Research and development costs , net:
Expenses incurred	13,043	11,537	7,761
L e s s - royalty-bearing
participations from the
Government of Israel	594	467	701

	12,449	11,070	7,060

h. Selling, general and administrative
expenses:
Selling*	19,990	15,322	14,896
General and administrative**	16,614	15,147	13,581

	36,604	30,469	28,477

* Including:
Advertising costs	1,416	609	420

** Including:
Related parties	380	518	445

Net change in allowance for
doubtful accounts and direct
write-off of bad debts	827	1,233	1,507

i.	Restructuring charges

During 2003, a subsidiary implemented a restructuring plan in the form of reduction in work force, abandonment of leased premises and development of new combined information technology system, and accrued expenses accordingly. The expenses included mainly severance pay and other benefits to approximately 42 employees retiring from their employ in the amount of approximately $130,000, costs related to the disposal of certain activities in the amount of approximately $390,000, and costs related to the development of new combined information technology system in the amount of approximately $500,000.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

	Year ended December 31
	2004	2003	2002
	U.S. dollars in thousands

j. Financial expenses, net:
Interest income	2,874	249	706
Gain (loss) on trading marketable securities, net	(70)	3
Interest expense on long-term loans
from banks	(1,541)	(1,981)	(2,471)
from others	(158)	603
Convertible loan -BCF and warrant
amortization and interests	(99)	(20)
Bank charges	(427)	(276)	(15)
Revaluation of long-term loan		408
Other (including foreign exchange
transaction losses , net)	(855)	(1,637)	(1,359)

	(276)	(2,651)	(3,139)

k. Other income (loss), net:
Write-down of available-for-sale securities			(22,283)
Gain from sale of a portion in a subsidiary		3,774
Share in beneficial conversion feature of
convertible preferred shares issued by a
subsidiary		(3,485)
Write-off and write-down of investments
in investee companies	(137)	(2,493)	(3,839)
Gain from sale of investments in
associated and investee companies		2,822
Gain from waiver of a loan	581
Other	26	169	(148)

	470	787	(26,270)

NOTE 15 – SEGMENTS INFORMATION:

a.	General:

Following the transaction and as a result of the consolidation of Jemtex for the first time in 2004 the Company operates in the following two segments:

1)	Wide Format digital printing – development, manufacturing and market industrial digital inkjet printing solutions mainly to the graphic arts, packaging and textile markets as well as related services and consumable products.

2)	Continuous inkjet industrial digital printing – develop, manufacture and market of continuous inkjet based digital printers for the industrial printing ceramic tiles and textile markets.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 – SEGMENTS INFORMATION (continued):

b.	Information on segment loss and assets of the reportable operating segments:

1)	Measurement of segment loss and assets:

The measurement of losses and assets of the reportable segments is based on the same accounting principles applied in these consolidated financial statements.

2)	Financial data relating to the reportable operating segments:

Year ended December 31, 2004
U.S. dollars in thousands

Consolidated revenues from the
Wide Format digital printing	128,185

Operating loss from continuing operations:
Wide Format digital printing	(532)
Continuous inkjet industrial digital printing	(2,775)

Total consolidated operating loss from continuing operations	(3,307)

Interest income (expenses), net:
Wide Format digital printing	(180)
Continuous inkjet industrial digital printing	(96)

Total consolidation interest expenses, net	(276)

Other income (loss), net:
Wide Format digital printing	(116)
Continuous inkjet industrial digital printing	586

Total consolidation other income (loss), net	470

Loss before taxes on income:
Wide Format digital printing	(828)
Continuous inkjet industrial digital printing	(2,285)

Total consolidation loss before taxes on income	(3,113)

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 – SEGMENTS INFORMATION (continued):

December 31, 2004
U.S. dollars in thousands

Assets:
Wide Format digital printing:
Intangible assets	9,282
Other assets	261,178
Goodwill	6,714
Continuous inkjet industrial digital printing	1,277

278,451

Consolidation adjustment	(4,298)

274,153

Expenditures for long-lived assets:
Wide Format digital printing:
Intangible assets	400
Fixed assets	1,903
Goodwill	1,497
Continuous inkjet industrial digital printing, other assets	10

3,810

Depreciation and amortization expenses:
Wide Format digital printing:
Intangible assets	6,137
Other assets	2,876
Continuous inkjet industrial digital printing, other assets	51

9,064

c.	Geographical information:

1)	Following are data regarding revenues from external customers in respect of continuing operations, classified by geographical area based on the location of the customers (Wide Format digital printing segment only):

	Year ended December 31
	2004	2003	2002
	U.S. dollars in thousands

America	46,070	34,828	26,539
Europe	52,344	36,893	37,504
Far East	19,943	12,460	16,647
Other countries	9,828	18,699	4,971

	128,185	102,880	85,661

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 – SEGMENTS INFORMATION (continued):

2)	Following are data relating to property, plant and equipment, net, relating to continuing operations, by geographical area in which the assets are located:

	December 31
	2004	2003	2002
	U.S. dollars in thousands

Israel	5,520	6,154	2,985
America	620	802	1,033
Europe	1,112	1,152	753
South Africa	1,534	949	1,265
Asia	361	147	38

	9,147	9,204	6,074